Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated May 19, 2021
Relating to Preliminary Prospectus dated May 12, 2021
(To Prospectus dated February 13, 2020)
Registration No. 333-236415

PROSPECT CAPITAL CORPORATION
5.50% Series A2 Preferred Stock

PRICING TERM SHEET
May 19, 2021

Issuer:	Prospect Capital Corporation [Ticker: PSEC] (the “Company”)

Title of the Securities:	5.50% Series A2 Preferred Stock, par value $0.001 per share (the “Shares”)

Expected Securities Rating:*	Egan-Jones Ratings Company: BBB-

Number of Shares Being Offered:	187,000 shares ($4,675,000 in aggregate liquidation preference)

Stated Value/Liquidation Preference:	$25.00 per Share

Trade Date:	May 19, 2021

Settlement Date:**	May 26, 2021

Selling Concession to Stated Value:	$2.50 per Share; $467,500 total

Net Proceeds to the Issuer, before Expenses:	$22.50 per Share; $4,207,500 total

Permitted Reoffer Price:	Maximum of $25.00; Minimum of $22.50

Discretionary Reoffer Price:	$23.2875 per Share

Selling Concession Retained by Underwriter:	$0.7875 per Share; $147,262.50 total

Dividend Rate (Cumulative):	5.50% per annum

Day Count:	30/360

Original Issue Date:	May 26, 2021

Maturity:	The Shares have no stated maturity. The Shares will remain outstanding indefinitely unless they are redeemed, repurchased or converted.

Date Dividends Start Accruing:	May 26, 2021

Dividend Payment Date:	Monthly, when, as and if authorized by the Board of Directors, and declared by us out of funds legally available for payment, beginning July 1, 2021

Regular Record Dates for Dividend:	The date designated by the Board of Directors that is not less than seven, nor more than 20, calendar days prior to the applicable payment date

CUSIP / ISIN:	74348T664 / US74348T6644

Sole Book-Running Manager:	UBS Securities LLC
* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** The Company expects that delivery of the Shares will be made to investors on or about May 26, 2021, which will be the fifth business day following the date hereof. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Shares on any date prior to two business days before delivery will be required by virtue of the fact that the Shares will initially settle in T+5, to specify an alternate arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Shares who wish to trade the Shares prior to two business days before delivery should consult their own advisor.

The Company has filed a registration statement (including a preliminary prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Investors should consider the Company’s investment objectives, risks, charges and expenses carefully before investing. The preliminary prospectus, which contains this and other information about the Company, should be read carefully before investing. The information in the preliminary prospectus and in this pricing term sheet is not complete and may be changed. This pricing term sheet is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
Before you invest, you should carefully read the preliminary prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company or any underwriter participating in the offering will arrange to send you the prospectus if you request it by calling UBS Securities LLC toll-free at 1-888-827-7275.